  Exhibit 99.2

Brookfield Renewable Partners L.P. and Isagen S.A. E.S.P.

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2015

The unaudited pro forma consolidated and combined balance sheet and statement of income as at and for the year ended December 31, 2015 (collectively the “unaudited pro forma consolidated and combined financial statements”) have been prepared by Brookfield Renewable Partners L.P. (“Brookfield Renewable”) and give effect to the acquisition of a 83.6% controlling interest in Isagen S.A. E.S.P. (“Isagen”) by Brookfield Renewable, including non-recourse financing secured by Brookfield Renewable and its institutional partners (collectively, the “consortium”), Brookfield Renewable’s acquisition facility and existing liquidity, and capital contributed by non-controlling interests to finance the acquisition. The unaudited pro forma consolidated and combined balance sheet and statement of income as at and for the year ended December 31, 2015 further assume such transactions had occurred on December 31, 2015 and on January 1, 2015, respectively.  Brookfield Renewable is the indirect general partner of and effectively controls the entity that acquired the 83.6% interest in Isagen.

On January 22, 2016, the consortium acquired 1,570,490,767 common shares of Isagen from the Colombian government (the “Initial Investment”), representing a 57.6% interest in Isagen.  Following the closing of the Initial Investment, the consortium was required to conduct two mandatory tender offers for the remaining 42.4% interest in Isagen owned by public shareholders at the same price per share paid by the consortium for its 57.6% controlling interest. On May 13, 2016, the consortium completed the first mandatory tender offer (the “First MTO”), pursuant to which a total of 708,817,674 common shares (the “First MTO Shares”) were acquired by the consortium. The First MTO Shares, when combined with the Initial Investment represent ownership of approximately 83.6% of Isagen by the consortium.

Upon closing of the First MTO, Brookfield Renewable’s aggregate investment was approximately $732 million (exceeding the previously reported amount of $625 million), equivalent to an approximate 25% economic interest in Isagen.

Accordingly, the unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 and the unaudited pro forma consolidated and combined balance sheet as at December 31, 2015 have been prepared to give effect to the Initial Investment and the First MTO.  See Note 1 – Description of the transaction and Note 5 – Financing of the Initial Investment and the First MTO.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the aforementioned transactions, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma consolidated and combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma consolidated and combined financial statements. In addition, the unaudited pro forma consolidated and combined financial statements were based on and should be read in conjunction with the:

•         separate audited consolidated financial statements of Brookfield Renewable as at December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015 and the related notes, included in Brookfield Renewable’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov; and

•         separate audited financial statements of Isagen as at December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013 and the related notes included as Schedule A to Brookfield Renewable’s business acquisition report dated April 11, 2016 filed in connection with the Initial Investment and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited pro forma consolidated and combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined entity’s financial position or results of operations actually would be if the acquisition of Isagen or the

Brookfield Renewable Partners L.P.  Unaudited Pro forma Consolidated and Combined Financial Statements    Page 1

related financing transactions had been completed as of the dates indicated. In addition, the unaudited pro forma consolidated and combined financial statements do not purport to project the future financial position or operating results of the combined entity. There were no material transactions between Brookfield Renewable and Isagen during the period presented in the unaudited pro forma consolidated and combined financial statements that would need to be eliminated.

With respect to the preliminary estimated fair value of acquired assets and assumed liabilities and other adjustments related to the acquisition of Isagen by Brookfield Renewable, the unaudited pro forma consolidated and combined financial statements have been prepared using the acquisition method of accounting, in accordance with IFRS 3, Business Combinations, under which, the total fair value of the consideration transferred will be assigned to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition, with any difference allocated to goodwill.

The pro forma adjustments described in the accompanying notes to the unaudited pro forma consolidated and combined financial statements are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma consolidated and combined financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma consolidated and combined financial statements and such differences may be material.

In addition, the unaudited pro forma consolidated and combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined entity may achieve as a result of the acquisition of Isagen, the costs to integrate the operations of Brookfield Renewable and Isagen or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

During the year ended December 31, 2015, the following acquisitions, disposition, and construction and development activities of Brookfield Renewable took place:

•         A total of 611 MW of renewable energy operating and development projects were acquired by Brookfield Renewable and its institutional partners. Brookfield Renewable retains an approximate 40% controlling interest in:

§  a 488 MW renewable power generation portfolio in Brazil, comprised of 163 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity. The portfolio is expected to generate 1,783 GWh annually. The acquisition also included a 55 MW biomass development project  expected to be fully commissioned in 2016 and generate 216 GWh; and

§  a 123 MW wind portfolio in Portugal expected to generate 260 GWh annually;

•         Brookfield Renewable acquired an approximately 1,200 MW wind development pipeline in Scotland, Brookfield Renewable retains a 100% interest in this pipeline;

•         Together with its institutional partners, Brookfield Renewable completed the sale of a 102 MW wind facility in California. Brookfield Renewable had an approximate 22% controlling interest prior to the completion of the sale; and

Brookfield Renewable fully commissioned three Irish wind facilities totaling 137 MW, expected to generate 382 GWh annually. Brookfield Renewable retained an approximate 40% controlling interest in these facilities.

None of these transactions is a “significant transaction” requiring the filing of a Business Acquisition Report under applicable securities laws or directly attributable to the acquisition of Isagen and, as such, the unaudited pro forma consolidated and combined financial statements have not been adjusted to give effect to these transactions as if they had occurred on January 1, 2015.

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The unaudited pro forma consolidated and combined financial statements have not been adjusted to give effect to the transactions disclosed in Note 8 – Subsequent events.

Brookfield Renewable Partners L.P.  Unaudited Pro forma Consolidated and Combined Financial Statements    Page 3

BROOKFIELD RENEWABLE PARTNERS L.P.
PRO FORMA CONSOLIDATED AND COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2015

				Brookfield
				Renewable
UNAUDITED	Brookfield		Pro forma	and Isagen
(MILLIONS)	Renewable	Isagen	adjustments	Combined
Notes		3	4,5,6,7
Assets
Current assets
Cash and cash equivalents	$63	$115	$26	$204
Restricted cash	198	-	9	207
Trade receivables and other current assets	256	195	10	461
Financial instrument assets	26	-	-	26
Due from related parties	57	-	-	57
	600	310	45	955
Financial instrument assets	6	-	-	6
Equity-accounted investments	197	-	-	197
Property, plant and equipment, at fair value	18,358	2,313	2,730	23,401
Deferred income tax assets	157	-	-	157
Goodwill	-	-	653	653
Other long-term assets	189	13	1	203
	$19,507	$2,636	$3,429	$25,572
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$284	$116	$140	$540
Financial instrument liabilities	127	-	-	127
Due to related parties	64	-	-	64
Current portion of long-term debt	770	98	647	1,515
	1,245	214	787	2,246
Financial instrument liabilities	64	-	-	64
Long-term debt and credit facilities	6,568	1,080	608	8,256
Deferred income tax liabilities	2,695	215	862	3,772
Other long-term liabilities	172	37	121	330
	10,744	1,546	2,378	14,668
Equity
Non-controlling interests
Preferred equity	610	-	-	610
Participating non-controlling interests - Isagen	-	-	547	547
Participating non-controlling interests - in
operating subsidiaries	2,587	-	1,600	4,187
General partnership interest in a holding
subsidiary held by Brookfield	52	-	-	52
Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	2,559	-	(3)	2,556
Preferred limited partners' equity	128	-	-	128
Shareholders' equity	-	1,090	(1,090)	-
Limited partners' equity	2,827	-	(3)	2,824
	8,763	1,090	1,051	10,904
	$19,507	$2,636	$3,429	$25,572

The accompanying notes are an integral part of these pro forma financial statements.

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BROOKFIELD RENEWABLE PARTNERS L.P.
PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

				Brookfield
				Renewable
UNAUDITED	Brookfield		Pro forma	and Isagen
(MILLIONS, EXCEPT AS NOTED)	Renewable	Isagen	adjustments	Combined
Notes		3	5, 7
Revenues	$1,628	$1,035	$-	$2,663
Other income	122	7	-	129
Direct operating costs	(552)	(608)	-	(1,160)
Management service costs	(48)	-	(9)	(57)
Interest expense – borrowings	(429)	(141)	(50)	(620)
Share of earnings from equity-accounted investments	10	-	-	10
Unrealized financial instruments loss	(9)	-	-	(9)
Depreciation	(616)	(88)	(63)	(767)
Other	(63)	(25)	-	(88)
Income before income taxes	43	180	(122)	101
Income tax recovery
Current	(18)	(30)	-	(48)
Deferred	78	(42)	21	57
	60	(72)	21	9
Net income (loss)	$103	$108	$(101)	$110
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	$30	$-	$-	$30
Participating non-controlling interests - Isagen	-	-	11	11
Participating non-controlling interests - in
operating subsidiaries	69	-	13	82
General partnership interest in a holding
subsidiary held by Brookfield	-	-	-	-
Participating non-controlling interests - in
a holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	1	-	(8)	(7)
Preferred limited partners' equity	1	-	-	1
Shareholders' equity	-	108	(108)	-
Limited partners' equity	2	-	(9)	(7)
	$103	$108	$(101)	$110
Basic and diluted earnings (loss) per LP Unit	$0.01			$(0.05)

The accompanying notes are an integral part of these pro forma financial statements.

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brookfield renewable partners l.p.

notes to the unaudited PRO FORMA consolidated AND COMBINED financial statements

1.  DESCRIPTION OF THE TRANSACTION

On January 22, 2016, Brookfield Renewable Partners L.P. (“Brookfield Renewable”) and its institutional partners (collectively, the “consortium”), acquired a 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government (the “Initial Investment”). Aggregate consideration for the Initial Investment was approximately $1.9 billion (COP 6.5 trillion). Brookfield Renewable’s initial investment was $225 million for an approximate 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners and public shareholders.

Following the closing of the Initial Investment, the consortium was required to conduct two mandatory tender offers (the “MTOs”) for the remaining 42.4% of its shares which were owned by public shareholders (the “Isagen Public NCI”) at the same price per share paid for its 57.6% controlling interest.

On May 13, 2016, the consortium completed the first mandatory tender offer (the “First MTO”), pursuant to which a total of 708,817,674 common shares (the “First MTO Shares”) were acquired by the consortium. The First MTO Shares, when combined with the Initial Investment represent ownership of approximately 83.6% of Isagen by the consortium.

Upon closing of the First MTO, Brookfield Renewable’s aggregate investment was approximately $732 million (exceeding the previously reported amount of $625 million), equivalent to an approximate 25% economic interest in Isagen.

Brookfield Renewable is the indirect general partner of and effectively controls the entity that holds the consortium’s 83.6% interest in Isagen.

The purchase price for the acquisition of 83.6% of Isagen was financed by non-recourse financing secured by Brookfield Renewable and its institutional partners, Brookfield Renewable’s acquisition facility and existing liquidity, and capital contributed by non-controlling interests. The financings for the Initial Investment and the First MTO are discussed in Note 5 – Financing of the Initial Investment and the First MTO.

2.  BASIS OF PREPARATION

The audited consolidated financial statements as at and for the year ended December 31, 2015 of Brookfield Renewable and Isagen were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the  International Accounting Standards Board.

Reclassification adjustments have been made to Isagen’s historical financial statements to provide a consistent basis of presentation and classification with the consolidated financial statements of Brookfield Renewable.  Note 3 – Reclassification adjustments in connection with Isagen’s historical financial statements provides a description of these adjustments.

The accounting policies used in the preparation of the unaudited pro forma consolidated and combined financial statements are consistent with those described in the audited consolidated financial statements of Brookfield Renewable for the year ended December 31, 2015, except for the following:

In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable has elected, to account for the additional interests in Isagen purchased under the MTOs as an equity transaction related to the acquisition of non-controlling interest, separate from the initial acquisition of the 57.6% controlling

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interest. Accordingly, the remaining 16.4% economic interest in Isagen, if and when acquired by the consortium in subsequent MTOs, will be reflected at fair value of $547 million at the Initial Investment date and recorded as the acquisition of non-controlling interest. The unaudited pro forma consolidated and combined financial statements have been prepared to give effect to the 83.6% interest already acquired by the consortium.

The unaudited pro forma consolidated and combined financial statements do not include all of the information and disclosures required by IFRS for annual financial statements and should be read in conjunction with the consolidated financial statements of Brookfield Renewable and the financial statements of Isagen that are incorporated by reference or included in this Business Acquisition Report.

Under IFRS 3, Business Combinations, the Isagen Public NCI has been adjusted to fair value in the pro forma consolidated and combined financial statements and is reported as a separate component of non-controlling interests.

Figures presented in $ are in United States (“U.S”) dollars and COP are in Colombian pesos.

All figures are presented in millions of U.S. dollars unless otherwise noted.

Foreign exchange rates

The following foreign exchange rates were realized or assumed for $1:

Initial Investment	COP 3,368
First MTO	COP 3,151

Financial information of Isagen used to prepare the unaudited pro forma consolidated and combined financial statements and the preliminary estimated fair value of the assets acquired and liabilities assumed at the acquisition date were translated from Colombian Pesos to U.S. Dollars using the following exchange rates: 1) average for the year ended December 31, 2015 was COP 2,749; and 2) closing rate at December 31, 2015 was COP 3,175.

3. RECLASSIFICATION ADJUSTMENTS IN CONNECTION WITH ISAGEN’S HISTORICAL FINANCIAL STATEMENTS

Brookfield Renewable’s financial statements are presented in U.S. dollars. Accordingly, financial information of Isagen used to prepare the unaudited pro forma consolidated and combined financial statements were translated from Colombian Pesos to U.S. Dollars.  Certain reclassifications have been made to the historical financial statements of Isagen to conform to the presentation adopted by Brookfield Renewable.

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The following table summarizes reclassifications made to the Isagen balance sheet as at December 31, 2015 to conform to Brookfield Renewable’s presentation:

	As presented		Total adjusted	As presented
UNAUDITED	Isagen	Adjustments	Isagen	in Pro forma
(MILLIONS)	COP	COP	COP	$
Assets
Current assets
Cash and cash equivalents	$-	$364,513	$364,513	$115
Cash and banks	364,513	(364,513)	-	-
Inventories	97,705	(97,705)	-	-
Commercial receivables accounts
other receivable accounts	475,313	(475,313)	-	-
Current assets	43,534	(43,534)	-	-
Cash equivalents	1,822	(1,822)	-	-
Trade receivables and other current assets	-	618,374	618,374	195
	982,887	-	982,887	310
Intangible assets	73,535	(73,535)	-	-
Property, plant and equipment, net	7,268,038	(7,268,038)	-	-
Property, plant and equipment	-	7,341,573	7,341,573	2,313
Long-term investments	84	(84)	-	-
Commercial receivables accounts
other receivable accounts	43,322	(43,322)	-	-
Other assets	909	(909)	-	-
Other long-term assets	-	44,315	44,315	13
	$8,368,775	$-	$8,368,775	$2,636
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$-	$369,823	$369,823	$116
Borrowings	310,486	(310,486)	-	-
Taxes, contributions and rates	16,773	(16,773)	-	-
Provisions	13,879	(13,879)	-	-
Accounts payable - current	298,148	(298,148)	-	-
Labor liabilities	12,230	(12,230)	-	-
Other liabilities	28,793	(28,793)	-	-
Current portion of long-term debt	-	310,486	310,486	98
	680,309	-	680,309	214
Long-term debt and credit facilities	-	3,427,738	3,427,738	1,080
Borrowings	3,427,738	(3,427,738)	-	-
Accounts payable	13,940	(13,940)	-	-
Provisions	103,064	(103,064)	-	-
Deferred income tax	683,425	(683,425)	-	-
Deferred income tax liabilities	-	683,425	683,425	215
Other long-term liabilities	-	117,004	117,004	37
	4,908,476	-	4,908,476	1,546
Equity	3,460,299	-	3,460,299	1,090
	$8,368,775	$-	$8,368,775	$2,636

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The following table summarizes reclassifications made to the Isagen statement of income for the year ended December 31, 2015 to conform to Brookfield Renewable’s presentation:

	As presented		Total adjusted	As presented
UNAUDITED	Isagen	Adjustments	Isagen	in Pro forma
(MILLIONS)	COP	COP	COP	$
Revenues	$2,844,022	$-	$2,844,022	$1,035
Other income	26,984	(8,278)	18,706	7
Cost of sales	(1,752,593)	1,752,593	-	-
Direct operating costs	-	(1,671,713)	(1,671,713)	(608)
Administrative expenses	(153,535)	153,535	-	-
Other expenses	(31,974)	31,974	-	-
Financial income	76,845	(76,845)	-	-
Financial expense	(514,964)	514,964	-	-
Interest expense - borrowings	-	(386,245)	(386,245)	(141)
Depreciation	-	(241,274)	(241,274)	(88)
Other	-	(68,711)	(68,711)	(25)
Income before income taxes	494,785	-	494,785	180
Income tax
Current	(81,651)	-	(81,651)	(30)
Deferred	(115,753)	-	(115,753)	(42)
	(197,404)	-	(197,404)	(72)
Net income	$297,381	$-	$297,381	$108

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4. assets acquired and liabilities assumed in connection with the isagen ACQUISITION

For the purposes of the unaudited pro forma consolidated and combined financial statements, the acquisition of Isagen by Brookfield Renewable is accounted for as a business combination using the acquisition method of accounting. Accordingly, the assets and liabilities assumed are recorded at fair value, consistent with the policy described in Note 2(l) – Business combinations in Brookfield Renewable’s December 31, 2015 audited consolidated financial statements. The pro forma adjustments described below are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma consolidated and combined financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma consolidated and combined financial statements and such adjustments may be material.

The accounting treatment for the Initial Investment and the MTOs are discussed in Note 2 – Basis of Preparation.

Aggregate consideration paid by the consortium for the Initial Investment was approximately $1.9 billion (COP 6.5 trillion). Brookfield Renewable’s initial investment for an approximate 9% economic interest in Isagen was $225 million after accounting for the non-controlling interests of its institutional partners and public shareholders.

Total consideration for the 26% economic interest acquired by the consortium in connection with the First MTO was approximately $929 million (COP 2.9 trillion) which included Brookfield Renewable’s investment of approximately $507 million. Upon closing of the First MTO, Brookfield Renewable’s investment in Isagen was approximately $732 million, equivalent to an approximate 25% economic interest.

The financings are discussed in Note 5 – Financing of the Initial Investment and the First MTO.

The following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the Initial Investment date:

(MILLIONS)		Total
Cash and cash equivalents		$120
Trade receivables and other current assets		205
Property, plant and equipment, at fair value	i	5,043
Other long-term assets		15
Accounts payable and accrued liabilities		(246)
Current portion of long-term debt	ii	(245)
Long-term debt	ii	(967)
Deferred income tax liabilities	iii	(1,077)
Other long-term liabilities		(158)
Fair value of net assets acquired		2,690
Goodwill	iv	653
Total		3,343
Non-controlling interests at Initial Investment	v	(1,417)
Total		1,926
Change in non-controlling interests after First MTO	v	870
Total		$2,796

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The preliminary estimated fair values of the assets acquired and liabilities assumed incorporate the following significant assumptions and estimates made by the management:

i.    Property, plant and equipment, at fair value

Consistent with the policies described in Note 2(l) – Business combinations in Brookfield Renewable’s December 31, 2015 audited consolidated financial statements, Brookfield Renewable has initially measured the power generating assets acquired from Isagen at their preliminary estimated fair value of $5,043 million. Accordingly, an adjustment of $2,730 million has been recorded in the unaudited pro forma consolidated and combined balance sheet as at December 31, 2015.

ii.   Long-term debt and current portion of long-term debt

Brookfield Renewable has initially measured the long-term debt assumed from Isagen as its preliminary estimated fair value of $1,212 million.

In accordance with the provisions relating to change in control in the debt covenant, $147 million of the existing long-term debt in Isagen was reclassified to the current portion of long-term debt in the unaudited pro forma consolidated and combined financial statements. On April 20, 2016, this had been reclassified from the current portion of long-term debt to the long-term portion of long-term debt.  See Note 8 – Subsequent Events.

iii.  Deferred income tax liabilities

The $862 million deferred income tax adjustment reflects the impact due to the preliminary estimated fair value adjustment for property, plant and equipment.

iv.  Goodwill

The preliminary acquisition equation includes a deferred tax liability of $1,077 million.  The deferred tax liability arises because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value.  As required by IFRS 3, Business Combinations, this deferred tax liability is calculated in accordance with IAS 12, Income Taxes (“IAS 12”), and is not measured at fair value. IAS 12 requires provision to be made for all differences between the carrying value of assets and liabilities acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur.  The fair value of the preliminary deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that its preliminary estimate of goodwill is $653 million. Goodwill is not amortized and is not deductible for tax purposes.

v.   Non-controlling interests

Upon closing of the Initial Investment, the fair value of Isagen non-controlling interests not held by the consortium was estimated to be $1,417 million. Upon closing of the First MTO, this amount was reduced by $870 million. Accordingly, the remaining non-controlling interests of $547 million reflect the preliminary estimated fair value of the 16.4% economic interest in Isagen not held by the consortium based on the Initial Investment foreign exchange rate.

Isagen Public NCI shares

If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximate $618 million (COP 1.8 trillion) would be invested to fund the purchase of shares and related financing and acquisition costs. After giving effect to the First MTO, the consortium owns approximately 83.6% of Isagen and Brookfield Renewable’s investment is approximately $732 million, equivalent to an approximate 25% economic interest.

Brookfield Renewable Partners L.P.  Unaudited Pro forma Consolidated and Combined Financial Statements    Page 11

5.  Financing of the initial investment and the first mto

Cash and cash equivalents have been adjusted to reflect the net proceeds from credit facilities, capital contributed by non-controlling interests, and the payment of cash consideration for the acquisition of Isagen.

	Initial
	Investment	First MTO	Total
(MILLIONS)	57.6%	26.0%	83.6%
Non-recourse borrowings	$510	$-	$510

Non-controlling interests	1,244	422	1,666
Brookfield Renewable	225	507	732
	$1,979	$929	$2,908

Non-recourse borrowings

In January 2016, Brookfield Renewable and its institutional partners secured non-recourse financing in the amount of $750 million. The loans bear annual interest charges at a floating interest rate of the U.S. London Interbank Offered Rate (“LIBOR”) plus a margin of 250 basis points for U.S. denominated borrowings or at the Colombia Inter-bank Rate plus a margin of 350 basis points for COP denominated borrowings. All borrowings mature in January 2021. Brookfield Renewable and its institutional partners drew $510 million to partially fund the Initial Investment and the First MTO. Financing fees associated with the borrowings were $6 million and will be amortized over the term of the financing. An amount of $9 million has been restricted per the terms of the credit agreement.

Although drawn in U.S. dollars, the unaudited pro forma consolidated and combined financial statements assume that $310 million was drawn in COP-denominated borrowings, which reflects Brookfield Renewable’s future expectations for this facility.

Interest expense – borrowings have been adjusted to reflect interest relating to the non-recourse borrowings by $37 million and amortization of the financing fees by $1 million for the year ended December 31, 2015.

As the non-recourse borrowings bear interest at a variable rate, a 50 basis points change in interest rates would have a $3 million impact on Interest expense – borrowings for the year ended December 31, 2015.

Brookfield Renewable

In January 2016, Brookfield Renewable secured, independently of its institutional partners, a one-year, $500 million non-revolving acquisition facility. Interest was payable on the facility at a rate of LIBOR plus a margin of 120 basis points. Brookfield Renewable funded its approximate 25% economic interest in Isagen by drawing $496 million against this facility and utilizing $236 million of other available liquidity. As of June 10, 2016, this facility had been repaid in full.

Refer to Note 15 – Long Term Debt and Credit Facilities in Brookfield Renewable’s audited consolidated financial statements as at December 2015 and 2014, and for each of the three-years ended December 31, 2015 for details on these corporate credit facilities.

Accordingly, Interest expense – borrowings has been adjusted to reflect interest relating to the drawings on the acquisition facility and from available liquidity by $12 million for the year ended December 31, 2015.

Brookfield Renewable Partners L.P.  Unaudited Pro forma Consolidated and Combined Financial Statements    Page 12

As these facilities bear interest at a variable rate, a 50 basis points change in interest rates would have a $4 million impact on Interest expense – borrowings for the year ended December 31, 2015.

Cash and cash equivalents

The excess cash provided by the consortium over what was spent amounted to $20 million.

Participating non-controlling interests – in operating subsidiaries

The non-controlling interests in the amount of $13 million reflect the net income attributable to Brookfield Renewable’s institutional partners of the 83.6% interest in Isagen.

Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield and Limited partners’ equity

The unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 reflect an allocation of the net loss attributable to Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield and Limited partners’ equity of $8 million and $9 million, respectively.

6.  DEFERRED INCOME TAX

The unaudited pro forma consolidated and combined balance sheet as at December 31, 2015 includes $862 million of deferred tax liabilities relating to the preliminary estimated fair value adjustment for property, plant and equipment. The unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 includes $21 million as deferred tax recovery to reflect the impact on depreciation of the fair value adjustments to acquired property, plant and equipment.

7.  other

The unaudited pro forma consolidated and combined financial statements also reflect the following adjustments:

Management service fee

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

Under an agreement with Brookfield Renewable, Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component and a variable component calculated as 1.25% of the increase in the total capitalization value of Brookfield Renewable over an initial reference value. As a result of the Initial Investment and the First MTO, the increase in total capitalization value was approximately $700 million (see Note 5 – Financing of the Initial Investment and the First MTO). Accordingly, the unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 reflects $9 million as an incremental management service fee attributable to the acquisition.

Depreciation

The unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 includes $63 million as incremental depreciation to reflect the fair value adjustments related to acquired property, plant and equipment (see Note 4 – Assets acquired and liabilities assumed in connection with the Isagen acquisition).

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Acquisition costs

The total acquisition costs of $21 million were expensed as incurred for the Initial Investment and the First MTO.

8.  SUBSEQUENT EVENTS

Purchase of hydroelectric facilities in Pennsylvania

On April 1, 2016, Brookfield Renewable completed the acquisition of two hydroelectric facilities in Pennsylvania with an aggregate capacity of 296 MW. The facilities are expected to generate 1,109 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable will retain an approximate 30% controlling interest in the facilities. Concurrent with the closing of the acquisition, Brookfield Renewable completed a $315 million nonrecourse financing associated with the facilities. The loan bears a floating interest rate of LIBOR plus a margin of 1.50%, increasing to 1.75% prior to its April 2020 maturity.

Long-term debt in Isagen

On April 20, 2016, Isagen successfully amended a $122 million (COP 367 billion) loan to extend its maturity to December 2025.  The loan bears a floating interest rate of the Colombian Consumer Price Index plus a margin of 5.43%.

Issuance of Preferred LP Units

On May 25, 2016, Brookfield Renewable issued 8,000,000 Class A, Series 9 Preferred Limited Partnership Units (the “Series 9 Preferred Units”) on a bought-deal basis to a syndicate of underwriters at a price of C$25 per unit for gross proceeds of C$200 million ($152 million). The holders of the Series 9 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending July 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 5.01%, and (ii) 5.75%.

Issuance of LP Units

On June 10, 2016, Brookfield Renewable issued 10,655,000 non-voting limited partnership units of Brookfield Renewable (“LP Units”) on a bought-deal basis to a syndicate of underwriters at a price of C$37.55 per LP Unit (the “Offering Price”) for gross proceeds of C$400 million ($313 million) (the “Offering”). In addition, Brookfield Asset Management purchased 11,098,958 LP Units at the Offering Price concurrent with the Offering (the “Concurrent Private Placement”).  The aggregate gross proceeds of the Offering and the Concurrent Private Placement was approximately C$800 million ($626 million).

In connection with the Offering, Brookfield Renewable granted the underwriters an over-allotment option, exercisable in the 30 days following closing of the Offering, to purchase up to an additional 1,598,250 LP Units at the Offering Price (the “Over-allotment Option”). On June 15, 2016, the underwriters exercised in full the Over-allotment Option and Brookfield Renewable received additional aggregate gross proceeds of approximately C$60 million ($46 million). Following the closing of the Offering, the Concurrent Private Placement and the exercise of the Over-allotment Option, Brookfield Asset Management holds an approximate 61% interest in Brookfield Renewable.

Increase in corporate credit facilities and extension of maturity date

On June 17, 2016, Brookfield Renewable increased the available amount of its corporate credit facilities from $1,560 million to $1,690 million and extended the maturity for virtually all of these corporate credit facilities to June 2021. The applicable margin remains unchanged at 1.20%.

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Second mandatory offer

The second mandatory tender offer (the “Second MTO”) was launched on July 16, 2016 and is expected to conclude in September, 2016. If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximate $618 million (COP 1.8 trillion) would be invested by the consortium (including related transaction expenses). Upon closing of the Second MTO, the consortium’s ownership in Isagen is expected to increase to as much as 100%.

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